
03056049






















PROCESSED
APR 17 2003
THOMSON
FINANCIAL

STONEPATH GROUP

ANNUAL REPORT 2002

Global Logistics For A New World

2001	June	Dennis Pelino joins as Chairman & CEO
	October	Acquired Air Plus Ltd., establishing domestic services platform
		Air Plus named 'Best of the Best' at Best Buy Co. vendor awards
2002	March	Opened logistics centers in Miami and New York
	April	Acquired Seattle-based Global Transportation Services, creating international services platform
	May	Acquired Detroit-based United American, adding automotive niche
		$15M credit facility in place
	September	Washington, D.C.-based Transport Specialists acquired, adding government sector
	August	First Profitable Quarter
	November	Q3: Continued profitability
		Opened Logistics center in Hong Kong
2003	February	Tech-Logis™ System launched
		Opened Norfolk, Va., logistics center
	March	$6M private placement completed
		Full year results: $3.6M on $139.6M of revenues
		S. East Asia expansion begins: agreement to acquire majority of Singapore-based G-Link Group
		Letters-of-intent with target companies in Hong Kong, China and Brazil

GROSS REVENUES*



$200
$160
$120
$80
$40
US $M $0
$133.2
$165.9
2001
2002

PRE-TAX OPERATING INCOME*



$8.0
$6.0
$4.0
$2.0
US $M $0.0
$3.3M
$6.4M
2001
2002

*Pro forma information presented in the manner described in our Annual Report on Form 10-K for the year ended December 31, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations: Results of Operations-Basis of Presentation."

Dear Shareholders,

Our mission is the same today as when we began building Stonepath less than two years ago: t become a leading provider of global integrated logistics services.

Our philosophy has also remained constant: acquire profitable third-party logistics companie with deep customer relationships and entrepreneurial management teams, deliver organ growth, and stay focused on our core objective -- to ensure that the products we handle get t market on time and undamaged, consistently and predictably. These fundamental beliefs hav served us well and will be critical in the next phase of our growth.

2002 was a year of tremendous expansion and tangible results.

I am proud to report that Stonepath rose to the occasion, delivering impressive operational an financial results. This year of rapid expansion and growth brought reported net income of $3. million on $139.6 million of revenues, or $0.16 per basic share. Financially, we're wel positioned for 2003 and beyond. Our balance sheet, with no debt and a $15 million bank facilit gives us the financial flexibility we need to advance our objectives.

With our foundation firmly laid, in 2002 we embarked on constructing a broader global networ We opened logistics centers in Hong Kong, Indianapolis and Norfolk and solidified partn relationships in other markets. Our strategic acquisition program kept pace, adding tw companies that strengthen our position in the automotive and government sectors while yieldir a solid presence in Detroit and Washington, D.C.

Our core statement, "Global Logistics for a New World," has never been more relevant for ou customers. This "New World" is hypercompetitive and constantly evolving, with companies und increased pressure to exceed internal and external expectations. Today's business climate h engaged executives at the highest levels in scrutinizing supply chains to extract great efficiencies and create value.



Stonepath is uniquely positioned in the current environment, as a dynamic organization th rallies resources quickly and adds value immediately. While it's rare to hear creativity ar logistics in the same sentence, at Stonepath, it's our credo. Our skill, examining a client's nee and working with them to find the best short and long term solutions, is highly creative. This one of the key attributes that makes Stonepath special and is driving our organic growth.

There are thousands of logistics providers, but few logistics partners. That's one of the core reasons there is so much opportunity in industry. We're growing in part by attracting successful entrepreneurs who are being pressed by their customers for more services, bet technology and a larger global network. We have the financial muscle, the management team and the technological expertise to take them the next level.

We are ecstatic about our progress in leading edge technology, with Tech-Logis™, our Web-based system for supply chain management, as cornerstone. This innovative platform will deliver state-of-the-art supply chain tools to the desktops of our customers and provid foundation for productivity improvements in our own base business.

Our global network will evolve dramatically in 2003 and beyond -- in Southeast Asia, China, Latin America, and Western Europe. We see gr potential on the acquisition front and will continue closing transactions that deliver value to our customers and shareholders.

Marketing and brand direction is another important focus in 2003. Over the next year, all of our companies will begin operating under "Stonepath Logistics" brand. It's an important move for us and will position us as a major player in the delivery of global supply ch solutions.

While we're off to a great start, this is only the beginning. In the medium term, we are focused on growing to $500 million in revenues 2006. Confident yet cautious, optimistic yet realistic, execution is our key internal driver. We plan the work and work the plan.

On behalf of myself, Stonepath's Board of Directors, my management team and our employees, I want to extend my sincere thanks appreciation to our clients, partners and shareholders. Together, we are building a solid, lasting company and we look forward to serving in the future.

God Bless America.

Sincerely,

Dennis L. Pelino
Chairman of the Board and Chief Executive Offic

- ☐ **Mission** (n): an aim or task that somebody believes is his or her duty to carry out

Stonepath Group Mission (n): building a leading global logistics services organization that integrates established logistics companies with innovative technologies

Opportunity (n): a favorable combination of circumstances

Stonepath Opportunities (npl): 1. increased demand for time-definite solutions due to shorter product cycles and reduced inventory levels 2. pervasive consolidation in the traditionally fragmented freight industry 3. logistics providers need to grow or become aligned with a global network 4. businesses demanding sophisticated information tracking systems

- ☐ Industry Sources Report:

The market for third-party services is expanding rapidly, expected to grow at about 15% over the next several years.

Market penetration is still low...total revenue for third-party logistics providers in the U.S. is approximately $60 billion, representing only 8% of the total logistics market that could be outsourced.

☐ Stonepath Group (AMEX:STG)

- An executive management team with experience successfully building large logistics services organizations and committed to making Stonepath a leading provider of global integrated logistics services

- A strategic acquisition program attracting profitable third-party logistics companies with deep customer relationships and proven, entrepreneurial management teams

- Focused on driving organic growth and well-organized integration

- A financial foundation poised to deliver significant growth

- Dedicated to developing a comprehensive worldwide network, supporting the entrepreneurial spirit and ensuring the success of clients through superior customer services, operational excellence and innovative technology

DEFINITE

It's not just what you make,
it's how quickly you make it
and get it to market.

Part II.

Definite (adj) : clear and exact in meaning

Stonepath Logistics Solutions (npl): 1. time-imperative shipments delivered without delay 2. smart logistics to serve customers' specific needs

Stonepath Logistics

competitive | team-oriented | comprehensive | customized

- Global logistics services provider offering a full range of time-definite transportation and distribution solutions
- Retail solutions that increase margins and decrease cycle times to provide faster point-of-sale feedback: supporting growth and efficiency for leading specialty retailers like Target Stores
- Direct-to-store programs that bypass traditional distribution channels to speed delivery: reducing overall logistics costs for top companies like AT&T Wireless
- Entertainment solutions designed for promotionally-intense environments: orchestrating music distribution for 1,700 Best Buy and Musicland locations
- Automotive group that understands Detroit: decreasing transportation and inventory carrying costs for leading automotive companies
- Value-added services, warehousing, distribution, assembly, fulfillment
- Custom storage and inventory control systems; storing and distributing expensive, time-sensitive film for Lifetouch, the school photography company



GLOBAL

Part III.

A substantial portion of goods bought in the U.S. are partly or entirely made abroad.

Global (n): relating to or happening throughout the whole world

Stonepath Logistics Customers (n) 1. sourcing parts, goods and raw materials from cost competitive suppliers throughout the world 2. outsourcing or moving manufacturing functions to low cost areas of the world

Stonepath Logistics

air freight forwarding | air import, export services | ocean freight forwarding | non-vessel operating common carrier

- Focused on customer's needs, around the world
- Adding value to distribution networks, reducing logistics costs
- Committed to quality and personalized service

SPECIALIST

Information has become a strategic tool

Part IV.

□ **Specialist** (n): somebody who is particularly good at an occupation, interest or field of study

Stonepath Documentation Specialists (npl): 1. manage customs issues, which have never played a more important role in the supply chain

□ Stonepath's Documentation Consulting Services

customs compliance & audit | origin purchase-order management & vendor compliance | risk management & insurance services | duty drawback

- Teams of forwarding specialists and licensed experts help clients avoid additional costs and delays

- Navigate complex trade regulations for companies like Target Stores and ensure their entries are processed quickly and efficiently

- Move items like fine fabric for high-fashion brand St. John's from Europe, clearing customs and ensuring that production remains uninterrupted, seven days a week



VISIBILITY

Part V.

Today the flow of information is as important as the flow of physical goods.

□ **Visibility** (n): the ability to provide somebody with a good view of what is around him or her

Stonepath Visibility (n): providing immediate access to entire supply chain through web-based portal

□ Stonepath's Tech-Logis™

technology in logistics | transportation management | warehouse management | order management & fulfillment | web-native architecture | leading supply chain software

- Offers insight into key cost pressure points

- Uses specialized distribution software to give high-volume retailers like Best Buy first-to-market advantage with products like Microsoft XP

- Orchestrates non-retail product flow for companies like Target Stores with a warehouse management system and state-of-the-art logistics center in Shakopee, Minnesota

- Enables chains like Buffalo Wild Wings to offer managers real-time web access to marketing materials and company products at 207 stores nationwide



CORPORATE DIRECTORY AND STOCKHOLDER INFORMATION

BOARD OF DIRECTORS
Dennis L. Pelino, Chairman of the Board and Chief Executive Officer
J. Douglass Coates, Principal, Manalytics International, Inc.
Frank Palma, Chief Executive Officer, Frank Palma Associates, LLC.
Rob McCord, Managing Director, PA Early Stage; CEO, Eastern Technology Council
Aloysius T. Lawn, IV, EVP, General Counsel and Secretary of Talk America Holdings, Inc.
David Jones, President, DR Jones Financial, Inc.

CORPORATE OFFICERS
Dennis L. Pelino, Chairman of the Board and Chief Executive Officer
Bohn H. Crain, Chief Financial Officer and Treasurer
Stephen M. Cohen, General Counsel and Secretary
Tom L. Scully, Vice President – Controller and Principle Accounting Officer

CORPORATE HEADQUARTERS
1600 Market Street, Suite 1515
Philadelphia, PA 19103
Tel: 215-979-8370
Fax: 215-979-8399
Web: www.stonepath.com

AUDITORS
KPMG LLP

COUNSEL
Buchanan Ingersoll Professional Corporation

TRANSFER AGENT AND REGISTRAR
StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, PA 19003
Tel: 610-649-7300

INQUIRIES
Investor information is available on our Web site at www.stonepath.com under the Investor Relations section. If you prefer, you may also write or call us:
John Brine, Senior Vice President, Marketing & Communications
280 East 10th Street, STE 2E, New York, NY 10009
johnbrine@stonepath.com Tel: 212-254-8280